March 7, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:         Lannett Company, Inc.

Form 8-K dated February 1, 2017

Filed February 2, 2017

File No. 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your February 22, 2017 comment letter to Lannett Company, Inc. (the “Company”).  For your convenience, we included your comment along with our corresponding response.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment

1.             You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please reconcile without presenting a full non-GAAP income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully acknowledges the Staff’s comment and notes that the Company did not intend for its reconciliation to be read as a non-GAAP income statement and had intended such presentation to provide investors with a clear and consistent reconciliation of the Company’s GAAP to non-GAAP metrics.  Notwithstanding the Company’s intentions, in response to the Staff’s comment the Company will revise its reconciliation in future filings, including for prior period presentations included in such future filings, to comply with Compliance & Disclosure Interpretations Question 102.10 by presenting its reconciliation using the format attached as Exhibit A (which Exhibit A shows the planned format and displays results for the six months ended December 31, 2016 for illustrative purposes).

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance, Chief Financial Officer and Treasurer

LANNETT COMPANY, INC.

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS AND OTHER INFORMATION

(In thousands, except share and per share data)

	Six months ended				Six months ended
	December 31,				December 31,
	GAAP			Non-GAAP	GAAP			Non-GAAP
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted
	2016	2016		2016	2015	2015		2015

Net sales	332,503	—		332,503	233,492	—		233,492
Cost of sales	145,974	(3,678	)(a)	142,296	80,619	(5,900	)(a)	74,719
Amortization of intangibles	16,624	(16,624	)(b)	—	3,801	(3,801	)(b)	—
Gross profit	169,905	20,302		190,207	149,072	9,701		158,773
Research and development expenses	22,310	—		22,310	15,597	—		15,597
Selling, general, and administrative expenses	39,329	(1,445	)(c)	37,884	30,202	(4,754	)(c)	25,448
Acquisition, integration, restructuring and other expenses	94,266	(94,266	)(d)	—	21,527	(21,527	)(d)	—
Operating income	14,000	116,013		130,013	81,746	35,982		117,728
Other income (loss):	(44,542)	10,273	(e)	(34,269)	(11,997)	2,663	(e)	(9,334)
Income (loss) before income tax	(30,542)	126,286		95,744	69,749	38,645		108,394
Income tax expense (benefit)	(9,340)	41,516	(f)	32,176	23,013	12,860	(f)	35,873
Net income (loss)	(21,202)	84,770		63,568	46,736	25,785		72,521
Less: Net income attributable to noncontrolling interest	34	—		34	35	—		35
Net income (loss) attributable to Lannett Company, Inc.	(21,236)	84,770		63,534	46,701	25,785		72,486

Diluted earnings (loss) per common share attributable to Lannett Company, Inc.	$(0.58)			$1.69	$1.25			$1.94
Diluted weighted average common shares outstanding:	36,754,828			37,630,069	37,401,878			37,401,878

(a)   To exclude amortization of a fair value step-up in inventory and depreciation of a fair value step-up in property, plant and equipment related to the acquisition of Kremers Urban Pharmaceuticals, Inc. (“KUPI”)

(b)   To exclude amortization of purchased intangible assets primarily related to the acquisitions of KUPI and Silarx Pharmaceuticals, Inc.

(c)   To exclude separation costs associated with a former employee and amortization of purchased intangibles related to the acquisition of KUPI

(d)   To exclude acquisition, integration-related and impairment charges primarily related to the acquisition of KUPI as well as expenses associated with the 2016 Restructuring Plan

(e)   To exclude non-cash interest expense primarily associated with debt issuance costs

(f)    The tax effect of the pre-tax adjustments included above at applicable tax rates